NASDAQ OMX

NASDAQ OMX
NASDAQ Offices
OMX Offices
Exchanges Powered by OMX

© Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved. 1
Integrity, Innovation, Growth
September 2007
Filed by The Nasdaq Stock Market, Inc.
pursuant to Rule 425 under the Securities Act
of 1933, as amended, and deemed filed
pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934, as amended.
Subject Company: OMX AB
(Commission File No. 132-02618)
Set forth below is a presentation relating to the potential combination of Nasdaq and OMX AB used by Robert Greifeld, the Chief Executive Officer and
President of The Nasdaq Stock Market, Inc. (“Nasdaq”), and Adena Friedman, Executive Vice President of Nasdaq, in meetings with investor groups in
Denmark on September 12, 2007:

Forward-Looking Statements

Cautionary Note Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. OMX and NASDAQ caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the Offer, the proposed business combination transaction involving NASDAQ and OMX, including estimated revenue and cost synergies, the Combined Group's plans, objectives, expectations and intentions and other statements that are not historical facts. Additional risks and factors are identified in NASDAQ's filings with the U.S. Securities Exchange Commission (the "SEC"), including its Report on Form 10-K for the fiscal year ending December 31, 2006 which is available on NASDAQ's website at http://www.NASDAQ.com and the SEC's website at SEC's website at www.sec.gov. and in OMX's filings with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) (the "SFSA") including its annual report for 2006, which is available on OMX's website at http://www.omxgroup.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Notice to OMX shareholders

While the Offer is being made to all holders of OMX shares, this document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of OMX or an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of NASDAQ in any jurisdiction in which the making of the Offer or the acceptance of any tender of shares therein would not be made in compliance with the laws of such jurisdiction. In particular, the Offer is not being made, directly or indirectly, in or into Australia, Canada, Japan or South Africa. While NASDAQ reserves the right to make the Offer in or into the United Kingdom or any other jurisdiction pursuant to applicable exceptions or following appropriate filings and prospectus or equivalent document publication by NASDAQ in such jurisdictions, pending such filings or publications and in the absence of any such exception the Offer is not made in any such jurisdiction.

Additional Information About this Transaction

On August 7, 2007, NASDAQ filed with the SEC a Registration Statement on Form S-4 that includes a preliminary proxy statement of NASDAQ that also constitutes a prospectus of NASDAQ. **Investors and security holders are urged to read the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus when it becomes available, as well as other applicable documents regarding the proposed business combination transaction , because those documents contain, or will contain, important information. You may obtain a free copy of those documents and other related documents filed by NASDAQ with the SEC at the SEC's website at www.sec.gov. The proxy statement/prospectus and the other documents may also be obtained for free by accessing NASDAQ's website at http://www.NASDAQ.com and OMX's website at http://www.omxgroup.com.**

NASDAQ and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NASDAQ stockholders in respect of the transactions described in this communication. You can find information about NASDAQ's executive officers and directors in NASDAQ's definitive proxy statement filed with the SEC on April 20, 2007. You can obtain free copies of these documents and of the proxy statement prospectus from NASDAQ by accessing NASDAQ's website at http://www.NASDAQ.com. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

NASDAQ

2

2 © Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved.

3 © Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved.
Growth of the Nordic Exchange as European Financial
Leader
The combination of OMX and NASDAQ provides the best opportunity for the Nordic
Exchange and the Nordic economies to continue to thrive as competition intensifies, benefiting direct users of the Nordic Exchange.
•
Increase capital committed to the Nordic marketplace and develop liquidity through a NASDAQ - Nordic Exchange broker-dealer membership program.
•
Promote the Nordic Exchange as the natural European destination for all companies through increased dealer participation.
•
Enhance the home market listing experience of Nordic Exchange-listed companies with high added value services.
•
Increase listed companies’ visibility and access to the U.S. marketplace through institutional investor programs and distribution of Nordic Exchange market data to
U.S. investors.
•
Preserve the Nordic Exchange’s regulatory integrity, autonomy, and structure
More
Liquidity
Greater
Scale
Increased
Visibility

4 © Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved.
Meeting Agenda
NASDAQ OMX Combination 13
Preservation of Regulatory Structure 11
Benefits to the Nordic Exchange Stakeholders 5
NASDAQ OMX Organizational Structure 17
Appendix 21

NASDAQ OMX
NASDAQ Offices
OMX Offices
Exchanges Powered by OMX

NASDAQ

5 © Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved. Benefits to the Nordic Exchange Stakeholders

NASDAQ OMX
Superior Market Structure and Technology Drives....
Banker and Broker Interest
Greater Volume
Greater Liquidity
Greater Visibility
Incremental Research Coverage
Increased Investor Interest
Higher Capitalization
Lower Cost of Capital
Growth Opportunities

NASDAQ

6 © Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved.
Leading Innovators are Combining to Benefit the
Nordic Exchange
The combination will enhance the Nordic Exchange’s competitiveness both within the
European marketplace and globally and bring benefits both to listed companies and market participants.
For discussion purposes only.

7 © Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved.
Enhance Brokers’ and Banks’ Competitiveness and
Opportunities Under MiFID
With MiFID, the European financial markets will become less regional and more Pan-
European, with each European exchange and financial capital striving to meet the resulting challenges and to take advantage of new opportunities.
Together, OMX and NASDAQ will be positioned to chart new ground in market structure and technology, to thrive under MiFID and keep the center of liquidity close to home.
• Utilize routing technology to offer access to markets throughout
Europe. Routing
Features and
Functionality
• Incorporate and add functionality to reduce risk, improve liquidity and efficiency and save members’ investment in IT.
Dealer Support
• Continue to support off-board dealing with trade reporting, risk-
management and post-trade tools.
Scalable
Platform
• Meet demands of brokers and bankers by providing a fast, reliable, high-capacity and highly scalable trading platform.
Low Cost
Provider
• Strong mutual incentive to control costs. Low costs drive more volume. Win-win for brokers, bankers, and exchange.

8 © Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved.
A Trading Platform for Growth in a Competitive Environment
Combining unsurpassed connectivity with a fast, reliable, and high-capacity trading platform to be the leader in a highly competitive European market.
Stocks
Broker 1
AMEX
NYSE
CBOE
Broker 4
Bonds
Futures
New York Frankfurt London Stockholm Milan Paris Helsinki
Options
Broker 3
Broker 2
Copenhagen
Amsterdam

9 © Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved.
Nordic Exchange companies will gain additional visibility, branding and marketing opportunities, which will enhance their experience on their home market and drive additional international investor liquidity to the Nordic Exchange as a highly desirable European listing venue.
Provide Nordic Companies Greater Exposure to Investors
•
Enhance and expand the largest and most highly regarded
institutional investor programs for Nordic Exchange companies through:
> Tailored programs specific to Nordic Exchange-listed companies and their sectors
> Expansion of U.S. investor program to drive U.S. institutional investor interest in Nordic
Exchange companies
Investor
Programs
MarketSite
Market
Information
•
Provide unique visibility to reach potential investors and
customers through:
>Market
Open and Close ceremonies are aired every day by national and international media outlets including: CNBC, CNN, Fox News, Bloomberg TV, Reuters TV, and
others
>Access to the center for press conferences and interviews, listing anniversaries, product announcements, and analyst and investor meetings.
•
Offer broader and deeper information to investors world-wide through:
> Expanded coverage through combined data distribution channels
> Sophisticated analytical tools to build additional interest from trading and investment community
> Promotion of the Nordic Exchange as a global index provider and Pan-European derivatives market

10 © Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved.
Enhance Nordic Exchange Companies’ Listing Experience
on their Home Market
The various investor relations and corporate governance product and services will assist
Nordic Exchange companies in being more efficient and effective.
• Provides suite of investor relations communications and corporate governance services helping stakeholders evaluate and reaffirm their investment decisions.
Board Recruiting
Directors Desk
Shareholder.com
Pinpoint
Intelligence
• Synchronizes capital market information, targeting, contact management and reporting data delivering unprecedented insight into the factors affecting shareholder value.
• Electronic database of potential director candidates, designed to assist companies identify board nominees in a cost-effective and timely manner.
• Electronic board books assisting companies centralize documents, communication, and processes for board members and corporate executives to capture efficiencies in increasingly complex and challenging board workflow processes.
• Delivers corporate news releases and multimedia content to a global network of thousands of media outlets, investment community members, databases, websites and web portals.
PrimeNewswire

NASDAQ OMX
NASDAQ Offices
OMX Offices
Exchanges Powered by OMX

NASDAQ

11 © Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved. The NASDAQ OMX Group: Preservation of the Nordic Exchange’s Regulatory Integrity, Autonomy, and Structure

12 © Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved.
•
No regulatory spill-over
•
Only companies registered with the U.S. Securities and
Exchange Commission (SEC) are subject to U.S. securities laws and disclosure requirements
Preservation of the Nordic Exchange’s Regulatory
Integrity, Autonomy, and Structure
The SEC Commitment to Non-Interference
• In June 2006, the SEC issued a “fact sheet” designed specifically to reassure the public that U.S. ownership of non-U.S. exchanges would not result in automatic application of U.S. securities laws to the listing or trading activities of the non-U.S.
exchange.
• See: http://www.sec.gov/news/press/2006/2006-96.htm
• On 8 August 2007, SEC Chairman Christopher Cox sent a letter directly to the
Director-General of the Swedish FSA, Mrs. Ingrid Bonde, reaffirming the continued
applicability of the statements in the June 2006 fact sheet.

NASDAQ OMX
NASDAQ Offices
OMX Offices
Exchanges Powered by OMX

13 © Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved. The NASDAQ OMX Transaction: Creation of The NASDAQ OMX Group

14 © Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved.
A Global Exchange Company with Multi-Asset, Multi-
Service Capabilities
• Cash Equities
• Derivatives
• Commodities
• Bonds
• Funds
• Derivatives
• Commodities
• OTC
• Companies
• Warrants,
ETFs
• Funds
• Bonds
• Corporate
Client
services
• Dissemination
• Equities
• Derivatives
• Market
Analytics
• Indexes
• Market Data
• Cash Equities
• Derivatives
• Mutual Funds
• Commodities
• License
• Facility
Management
• Network
• Business
Process
Outsourcing
(BPO)
Trading Clearing Listing
Information
Services
Global
Technology

15 © Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved.
Highlight: World’s Premier Listing Exchange
•
#1 in global listings (3,991 listings)
(1)
•
#2 in market capitalization of listed
companies ($5.5 trillion)
(2)
•
Diverse listings across all sectors
3,903
3,525
3,458
1,914
1,717
1,206
755
2,417
3,301
3,991
NASDAQ OMX
Group
TSX Group NYSE/Euronext BME London Tokyo SE Australian
Exchange
Korea Exchange Hong Kong
Exchanges
Deutsche Boerse
Sources:
(1) NASDAQ and OMX databases. As of 08/31/2007
(2) World Federation of Exchanges. As of 07/31/2007
(3) NYSE Euronext June data from July 10, 2007 press release
Total Number of Listings of Major Exchanges
(1,2,3)
Sectors
Telecomunication
Services &
Information
Technology
25%
Industrials
13%
Financials
24%
Energy/Utilities
3%
Consumer
16%
Materials
3%
Health Care
16%

NASDAQ OMX Group Spans the Globe

North America
2,883
Caribbean
34
Latin America
8
Europe
869
Africa
4
Middle East
70
North and Central Asia
Asia Pacific
103
Australia
20
NASDAQ Offices
OMX Offices
Exchanges Powered by OMX

Total NASDAQ OMX Listings = 3,991
NASDAQ OMX Domestic = 3,616
NASDAQ OMX International = 375

NASDAQ OMX Offices = 22
Exchanges powered by OMX = 75

16 © Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved. Highlight: Global Market

NASDAQ OMX
NASDAQ Offices
OMX Offices
Exchanges Powered by OMX

NASDAQ

17 © Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved. The NASDAQ OMX Group: Organizational Structure

18 © Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved.
Post-Closing NASDAQ OMX Group Structure
The NASDAQ OMX Group, Inc.
OMX Technology AB
The NASDAQ Stock
Market LLC
OMX AB
Other Corporate
Subsidiaries
OMX
Nordic Exchange Group Oy.
Other Corporate
Subsidiaries
OMX Technology
Subsidiaries
Around the World
Vilnius Stock Exchange &
Lithuanian CSD
OMX Broker
Services AB
OMX Nordic Exchange Stockholm
Tallinn Stock Exch. & Estonian CSD
OMX Exchanges Holding
Denmark A/S &
OMX Nordic Exchange Copenhagen
Riga Stock Exch. & Latvian CSD
OMX Nordic Exchange Helsinki
OMX Nordic Exchange Iceland & Icelandic CSD (Interest
held through Icelandic Holding Company)

19 © Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved.
NASDAQ OMX Organizational Structure: Business Areas
Board of Directors
President
Magnus Böcker
Indicates business
lines reporting to OMX
Management or are
existing OMX
Management retaining
a high-level position
in the new
organization
Markus
Gerdien
Market
Technology
Carl-Magnus
Halberg
IT
Operations
Anna
Ewing
Software
Development
Bruce
Aust
Corporate Client
Group
Marcia
Barris
Corporate
Services
Bob
McCooey
Capital
Markets
Transaction Services
U.S.
Chris
Concannon
Transaction Services
Nordics
Hans-Ole
Jochumsen
Jukka
Ruuska
European Growth
Markets
Market
Data
Adena
Friedman
Financial
Products
John
Jacobs
CEO
Bob Greifeld
Board will consist of 15 directors:
•
5 individuals from (or proposed for
nomination by) OMX’s Board of
Directors;
•
9 individuals from (or nominated by)
NASDAQ’s Board of Directors, and
•
NASDAQ’s Chief Executive Officer

20 © Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved. Q&A

21 © Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved. Appendix

NASDAQ Listings Cover the World

339 Non-U.S. Companies List on NASDAQ

North America
60
Europe
46
North and Central Asia
Caribbean
30
Middle East
70
Asia Pacific
102
Africa
3
Latin America
8
Australia
20

Source: www.nasdaq.com, August 2007

NASDAQ

22 © Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved.
NASDAQ Listings Cover the World
NASDAQ is a global brand and a global market, where 339 non-U.S. companies from
35 countries list and actively trade.
Israel 68
Canada 50
China 35
United Kingdom 13
Hong Kong 11
Australia 9
Japan 8
Greece 8
Taiwan 7
Singapore 6
Top 10 Non-U.S. Countries
by Listings

23 © Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved.
Issuers Demand Liquidity
Outstanding market performance offered at a low cost attracts investors and traders building a deep and liquid market for listed companies.
July 2007 Annualized Velocity
328%
175%
158%
216%
149%
119%
191%
211%
0%
50%
100%
150%
200%
250%
300%
350%
NASDAQ
NASDAQ LSE NYSE OMX NXT DBAG Borsa Italiana BME
Data Source: World Federation of Exchanges website as of 31/07/07.

24 © Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved.
Experienced in Growing Volumes and Market Share
•
Structural changes, including Regulation NMS, are providing opportunities for volume growth and competition for trading NYSE-listed stocks.
•
In a highly competitive market environment, NASDAQ has thrived and continually grown:
•
NASDAQ is now the single largest pool of liquidity for trading cash equities in the U.S.
•
CAGR in average daily matched volume for the past 6 quarters is 27%
1.12
1.31
1.35 1.34
1.56
1.61
1.27
4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07
Average Daily U.S. Equity Matched Volume NYSE-Listed Matched Market Share
(billions)
Represents average daily share volume for U.S. equities matched on NASDAQ execution systems
19.4%
0%
5%
10%
15%
20%
25%
Jun-05 Nov-05 Apr-06 Sep-06 Feb-07 Jul-07

25 © Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved.
1.69
2.03B
2003 2004 2005 2006
0.0011
$0.00060
2003 2004 2005 2006
NASDAQ’s execution fees
have dropped 45%
Notes: Execution capture fee equals (total execution revenue / total share volume executed on NASDAQ’s electronic systems)
Volume measured in shares traded in NASDAQ-listed securities
Source: NASDAQ Databases
Dedicated to Low Execution Prices
While NASDAQ-listed share volumes
have grown 20%
B
In a highly competitive environment, NASDAQ continues to thrive and grow volumes and market share

26 © Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved.
Major Stocks Trade Better on NASDAQ
2.4
1.9
1.9
1.5
1.0
2.1
2.4
2.5
3.2 3.7
$100 to $250 $250 to $500 $500 to $1,000 $1,000 to $5,000 $5,000 to $50,000
Dollar Value of Float (Millions)
•
Spread directly impacts investor
cost
• Tighter spreads lead to lower costs
which make available more
investor capital for investment
allocation
See appendix for footnotes.  NASDAQ data represents NASDAQ Execution Centers
Source: Market Systems, Inc.,
NASDAQ
NYSE
NASDAQ outperforms auction based exchanges on independent SEC mandated Order
Execution Rule (605) measures, which compares execution quality among market centers using uniform statistics.
$136,065
$22,888
$6,154
$3,142
$925 $834
$3,126
$6,276
$22,280
$102,998
$100 to $250 $250 to $500 $500 to $1,000 $1,000 to $5,000 $5,000 to $50,000
Dollar Value of Float (Millions)
•
Greater liquidity enhances
trading
• More stock can be bought or sold on
NASDAQ without impacting the
price
Average Effective Spread (Cents)
Amivest Liquidity (000's)

27 © Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved.
Strong Momentum in Listings
Data source:  FactSet Research Systems, 31/01/07.
More companies are moving to NASDAQ
Large
companies
are now
switching to
NASDAQ and
over 99% of
NASDAQ
listed
companies
are choosing
to maintain
their NASDAQ
listing.
Total Transfers to NYSE
Total Dual Lists to NASDAQ
Total Transfers to NASDAQ
Total Market Capitalization ($ billion)
$45.9
$260.2
2004 - 2007 YTD
Switch
Comparison
78
8
1
3
23
22
23
15
26
11
10
5
12
9
17
9
2000 2001 2002 2003 2004 2005 2006 2007*
397
63
51
56
170
139
137
77
48
34 35
23
79
71
63
31
2000 2001 2002 2003 2004 2005 2006 2007*
NASDAQ
NYSE
Since 2000, over 76% of all companies that have done an IPO on the leading U.S. exchanges have chosen NASDAQ.
All NASDAQ and NYSE IPOs
All International NASDAQ and NYSE IPOs
NASDAQ
NYSE
Includes common stocks, ADRs, and GDRS. Close end funds, REITS, and trusts are excluded.
Source: EquiDesk, FactSet Research Systems, Inc., Bloomberg, and NASDAQ Economic Research. Data as of 25/06/07.

28 © Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved.
Low Listing Fees
Initial Listing Fees
•
NASDAQ has lower initial fees than the NYSE for all
levels of shares outstanding.
•
An IPO of 50 million shares on NASDAQ will pay 50%
less in initial listing fees than the same sized
company listing on the NYSE.
Annual Listing Fees
•
NASDAQ companies pay substantially less annually
than companies with the same number of shares
outstanding on the NYSE.
•
A NASDAQ listed company with 300 million in TSO
will save almost $1 million after five years in annual
listing fees.  A NASDAQ company with 600 million in
TSO will save over $2 million after five years.
$0
$50,000
$100,000
$150,000
$200,000
$250,000
$300,000
0 10 20 30 40 50 60 70
$0
$100,000
$200,000
$300,000
$400,000
$500,000
0 50 100 150 200 250 300 350 400 450 500
NASDAQ
NYSE
Total Shares Outstanding (Millions)
Original Listing Fees
Total Shares Outstanding (Millions)
Annual Listing Fees
Domestic original listing fees.  Note: Includes a one-time charge of $37,500 for NYSE and $5,000 for NASDAQ’s Global Market. NASDAQ, NYSE, March 2007.
NASDAQ has lower initial and annual listing fees for all levels of shares outstanding.

29 © Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved.
NASDAQ - Delivering Performance and Improving Profits
0
20
40
60
80
100
120
3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07
0%
10%
20%
30%
40%
50%
60%
Operating Income
Operating Margin
104.1% 49.8% 24.4% Operating Margin
238.0% $56.1 $16.6 Net Income
172.7% 99.0 41.8 Operating Income
(26.0)% 99.7 134.8 Total Expenses
16.1% 198.7 171.1 Net Revenue
% Var 2Q07 2Q06
• Net revenue has increased for
11 consecutive quarters – overall
growth of 73.1%
• Operating margins have improved
dramatically – (7.8)% in 3Q04 to
49.8% in 2Q07
Net Revenue
0
50
100
150
200
250
3Q04 1Q05 3Q05 1Q06 3Q06 1Q07
NASDAQ has successfully delivered on financial and operating objectives resulting in improved performance and profitability

30 © Copyright 2007, The NASDAQ Stock Market, Inc. All rights reserved.
FINRA
NOT FOR-PROFIT
NO OWNERSHIP INTEREST IN NASDAQ
Two Independent Boards / Functional and Legal Separation
NASDAQ Board
Board Structure
Business Structure
Regulatory Structure
NASDAQ Board
Business or Business-Related
Regulatory or Regulatory-Related
SYMBOL AND COLOR KEY
FINRA Board
23 Members
21 Independent
FINRA/NASDAQ
Market
Regulation
FINRA/NASDAQ
Enforcement
FINRA/NASDAQ
Member
Regulation
FINRA/NASDAQ
Arbitration
Adjudication and Policy
Adjudication and Policy
(1) Assessment of Regulatory Controls
FINRA / NASDAQ – Independent Regulatory and Advisor
Structure
Listing
Council
Oversight
Real Time
Market Watch
OGC
Listing
Qualifications
Transaction
Services
Data
Products
Corporate
Client Group
Legal Regulatory
General Counsel
Chief Regulatory Officer
Regulatory
Oversight
Committee
NASDAQ
Exchange
Board LLC
CEO
MORC
Oversight
NASDAQ Board
13 Members
12 Independent
Non-Executive Chair
Audit
Committee
Internal Audit
Review
Council
NASDAQ
Holdco
Board
NASDAQ Board
13 Members
12 Independent
Non-Executive Chair
Audit
Committee
(1)
NASDAQ
Quality of
Markets
Issuer
Affairs
Tech.
Advisory
Legal
Compliance
Advisory